SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 54)*

                              NL INDUSTRIES, INC.
                                (Name of Issuer)

                         Common Stock, $0.125 par value
                         (Title of Class of Securities)

                                   629156407
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                              DALLAS, TEXAS  75240
                                 (214) 233-1700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 29, 1996
                      (Date of Event which Requires Filing
                               of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to by "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  629156407
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Valhi, Inc.
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [  ]

      (b)  [  ]
 3    SEC USE ONLY


 4    SOURCE OF FUNDS*

      WC and BK
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
  NUMBER OF      7    SOLE VOTING POWER

    SHARES            -0-
 BENEFICIALLY    8    SHARED VOTING POWER

   OWNED BY           37,195,090
     EACH        9    SOLE DISPOSITIVE POWER

  REPORTING           -0-
    PERSON       10   SHARED DISPOSITIVE POWER

     WITH             37,195,090
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      37,195,090
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      72.8%
 14   TYPE OF REPORTING PERSON*

      CO



CUSIP No.  629156407
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tremont Corporation
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [  ]

      (b)  [  ]
 3    SEC USE ONLY


 4    SOURCE OF FUNDS*

      WC
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
  NUMBER OF      7    SOLE VOTING POWER

    SHARES            -0-
 BENEFICIALLY    8    SHARED VOTING POWER

   OWNED BY           9,064,780
     EACH        9    SOLE DISPOSITIVE POWER

  REPORTING           -0-
    PERSON       10   SHARED DISPOSITIVE POWER

     WITH             9,064,780
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,064,780
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.7%
 14   TYPE OF REPORTING PERSON*

      CO



CUSIP No. 629156407
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Contran Corporation
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [  ]

      (b)  [  ]
 3    SEC USE ONLY


 4    SOURCE OF FUNDS*

      Not applicable
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
  NUMBER OF      7    SOLE VOTING POWER

    SHARES            -0-
 BENEFICIALLY    8    SHARED VOTING POWER

   OWNED BY           37,195,090
     EACH        9    SOLE DISPOSITIVE POWER

  REPORTING           -0-
    PERSON       10   SHARED DISPOSITIVE POWER

     WITH             37,195,090
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      37,195,090
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      72.8%
 14   TYPE OF REPORTING PERSON*

      CO

CUSIP No. 629156407
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dixie Rice Agricultural Corporation, Inc.
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [  ]

      (b)  [  ]
 3    SEC USE ONLY


 4    SOURCE OF FUNDS*

      Not applicable
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Louisiana
  NUMBER OF      7    SOLE VOTING POWER

    SHARES            -0-
 BENEFICIALLY    8    SHARED VOTING POWER

   OWNED BY           37,195,090
     EACH        9    SOLE DISPOSITIVE POWER

  REPORTING           -0-
    PERSON       10   SHARED DISPOSITIVE POWER
     WITH             37,195,090
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      37,195,090
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      72.8%
 14   TYPE OF REPORTING PERSON*

      CO


CUSIP No. 629156407
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dixie Holding Company
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [  ]

      (b)  [  ]
 3    SEC USE ONLY


 4    SOURCE OF FUNDS*

      Not applicable
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
  NUMBER OF      7    SOLE VOTING POWER

    SHARES            -0-
 BENEFICIALLY    8    SHARED VOTING POWER

   OWNED BY           37,195,090
     EACH        9    SOLE DISPOSITIVE POWER

  REPORTING           -0-
    PERSON       10   SHARED DISPOSITIVE POWER

     WITH             37,195,090
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      37,195,090
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      72.8%
 14   TYPE OF REPORTING PERSON*

      CO


CUSIP No. 629156407
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Southwest Louisiana Land Company, Inc.
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [  ]

      (b)  [  ]
 3    SEC USE ONLY


 4    SOURCE OF FUNDS*

      Not applicable
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Louisiana
  NUMBER OF      7    SOLE VOTING POWER

    SHARES            -0-
 BENEFICIALLY    8    SHARED VOTING POWER

   OWNED BY           37,195,090
     EACH        9    SOLE DISPOSITIVE POWER

  REPORTING           -0-
    PERSON       10   SHARED DISPOSITIVE POWER

     WITH             37,195,090
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      37,195,090
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      72.8%
 14   TYPE OF REPORTING PERSON*

      CO


CUSIP No. 629156407
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NOA, Inc.
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [  ]

      (b)  [  ]
 3    SEC USE ONLY


 4    SOURCE OF FUNDS*

      Not applicable
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
  NUMBER OF      7    SOLE VOTING POWER
    SHARES            -0-
 BENEFICIALLY    8    SHARED VOTING POWER

   OWNED BY           37,195,090
     EACH        9    SOLE DISPOSITIVE POWER

  REPORTING           -0-
    PERSON       10   SHARED DISPOSITIVE POWER

     WITH             37,195,090
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      37,195,090
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      72.8%
 14   TYPE OF REPORTING PERSON*

      CO


CUSIP No. 629156407
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      National City Lines, Inc.
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [  ]

      (b)  [  ]
 3    SEC USE ONLY


 4    SOURCE OF FUNDS*

      Not applicable
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
  NUMBER OF      7    SOLE VOTING POWER

    SHARES            -0-
 BENEFICIALLY    8    SHARED VOTING POWER

   OWNED BY           37,195,090
     EACH        9    SOLE DISPOSITIVE POWER

  REPORTING           -0-
    PERSON       10   SHARED DISPOSITIVE POWER

     WITH             37,195,090
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      37,195,090
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      72.8%
 14   TYPE OF REPORTING PERSON*

      CO


CUSIP No. 629156407
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Valhi Group, Inc.
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [  ]

      (b)  [  ]
 3    SEC USE ONLY


 4    SOURCE OF FUNDS*

      Not applicable
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
  NUMBER OF      7    SOLE VOTING POWER

    SHARES            -0-
 BENEFICIALLY    8    SHARED VOTING POWER

   OWNED BY           37,195,090
     EACH        9    SOLE DISPOSITIVE POWER

  REPORTING           -0-
    PERSON       10   SHARED DISPOSITIVE POWER

     WITH             37,195,090
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      37,195,090
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      72.8%
 14   TYPE OF REPORTING PERSON*

      CO


CUSIP No. 629156407
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Combined Master Retirement Trust
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [  ]

      (b)  [  ]
 3    SEC USE ONLY


 4    SOURCE OF FUNDS*
      Not applicable
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
  NUMBER OF      7    SOLE VOTING POWER

    SHARES            -0-
 BENEFICIALLY    8    SHARED VOTING POWER

   OWNED BY           37,195,090
     EACH        9    SOLE DISPOSITIVE POWER

  REPORTING           -0-
    PERSON       10   SHARED DISPOSITIVE POWER

     WITH             37,195,090
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      37,195,090
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      72.8%
 14   TYPE OF REPORTING PERSON*

      EP
CUSIP No. 629156407
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Harold C. Simmons
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [  ]

      (b)  [  ]
 3    SEC USE ONLY


 4    SOURCE OF FUNDS*

      Not applicable
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
  NUMBER OF      7    SOLE VOTING POWER

    SHARES            -0-
 BENEFICIALLY    8    SHARED VOTING POWER

   OWNED BY           37,264,565
     EACH        9    SOLE DISPOSITIVE POWER

  REPORTING           -0-
    PERSON       10   SHARED DISPOSITIVE POWER

     WITH             37,264,565
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*      [ X ]
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      -0-
 14   TYPE OF REPORTING PERSON*

      IN
                                AMENDMENT NO. 54
                                TO SCHEDULE 13D

     This amended statement on Schedule 13D (this "Statement") relates to the shares of common stock, $0.125 par value per share (the "Shares"), of NL Industries, Inc., a New Jersey corporation (the "Company" or "NL"). Items 2, 3, 4 and 5 of this Statement, previously filed (i) by Valhi, Inc. ("Valhi") and Tremont Corporation ("Tremont") as the direct beneficial owners of Shares, (ii) by virtue of their respective direct and indirect holdings of securities of Valhi and Tremont (as described previously on this Statement), by Contran Corporation ("Contran"); Valhi Group, Inc. ("VGI"); National City Lines, Inc. ("National"); NOA, Inc. ("NOA"); Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"); Dixie Holding Company ("Dixie Holding"); Southwest Louisiana Land Company, Inc. ("Southwest") and The Combined Master Retirement Trust (the `Master Trust'') and (iii) by virtue of his positions with Contran, the Master Trust and certain other entities, as described previously on this Statement, Harold C. Simmons (collectively, the "Reporting Persons"), are hereby amended as set forth below.

Item 2.   Identity and Background.

     Item 2(a) is amended and restated as follows:

     (a) Valhi and Tremont are the direct holders of approximately 55.0% and 17.7%, respectively, of the outstanding common stock of the Company. Valhi and Tremont together may be deemed to control the Company. VGI, National, Contran, the Company and Valmont Insurance Company ("Valmont") are the holders of approximately 35.3%, 4.7%, 3.2%, 0.5% and 0.4%, respectively, of the outstanding Tremont common stock. The Tremont shares held by Contran include 2.1% of the outstanding Tremont common stock directly held by the Contran Deferred Compensation Trust No. 2 (the `CDCT No. 2''), a trust established by Contran as an irrevocable `rabbi trust'' to assist Contran in meeting certain deferred compensation obligations that Contran owes Harold C. Simmons. Contran retains the power to vote shares held by the CDCT No. 2 and shares dispositive power over such shares with the trustee of the CDCT No. 2. Together, VGI, National and Contran may be deemed to control Tremont. Valhi is the holder of 100% of the outstanding stock of Valmont and may be deemed to control Valmont. VGI, National and Contran are the holders of approximately 75.1%, 10.1% and 6.2%, respectively, of the outstanding common stock of Valhi. The Valhi shares owned by Contran include 0.2% of the outstanding Valhi common stock directly owned by the CDCT No. 2. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of approximately 88.7% and 54.3% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control Southwest and Dixie Rice.

     Substantially all of Contran's outstanding voting stock is held by two trusts, the Harold C. Simmons Family Trust No. 1 dated January 1, 1964, and the Harold C. Simmons Family Trust No. 2 dated January 1, 1964 (together, the "Trusts") established for the benefit of Mr. Simmons' children and grandchildren, of which Mr. Simmons is the sole trustee. As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts; however, Mr. Simmons disclaims beneficial ownership thereof.

     The Master Trust is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Mr. Simmons is sole trustee of the Master Trust and sole member of the Trust Investment Committee for the Master Trust. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the Master Trust; however, Mr. Simmons disclaims beneficial ownership of the shares of Valhi common stock held by the Master Trust, except to the extent of his vested beneficial interest therein.

     Mr. Harold C. Simmons is Chairman of the Board, President and Chief Executive Officer of Valhi, VGI, National, NOA, Dixie Holding and Contran. Mr. Simmons is also Chairman of the Board and Chief Executive Officer of Dixie Rice and Southwest. Additionally, Mr. Simmons is Chairman of the Board of the Company and a Director of Tremont.

     By virtue of the holding of such offices, the stock ownership described above and Mr. Simmons' service as trustee as described above (a) Mr. Simmons may be deemed to control the Company, Tremont, Valhi, VGI, National, NOA, Dixie Rice, Dixie Holding, Southwest, and Contran, (b) Mr. Simmons, Valhi, VGI, National, NOA, Dixie Rice, Dixie Holding, Southwest and Contran may be deemed to possess indirect beneficial ownership of the Shares held by Tremont and (c) Mr. Simmons, VGI, National, NOA, Dixie Rice, Dixie Holding, Southwest and Contran may be deemed to possess indirect beneficial ownership of the Shares held by Valhi. However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by such entities.

     Valmont and the Company hold 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock as of the date of this Statement. The shares of Valhi common stock that Valmont and the Company own are treated by Valhi as treasury stock for voting purposes and are not deemed outstanding for the purposes of this Statement.

Item 3.   Source and Amount of Funds or Other Consideration.

     No change except for the addition of the following:
     The total amount of funds required by Valhi to acquire the Shares purchased by it as reported in Item 5(c) was $7,922,275.00 (including commissions). Such funds were or will be provided by Valhi's cash on hand, a portion of which includes and may include borrowings under the Credit Agreement, dated as of December 20, 1995, between Valhi and Societe Generale, Southwest Agency.

Item 4.   Purpose of Transaction.

     No change except for the addition of the following:

     Valhi purchased the Shares reported in Item 5(c) of this Amendment in order to increase its equity interest in the Company.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with the Reporting Persons, other than the Master Trust, may from time to time purchase Shares, and any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

Item 5.   Interest in Securities of the Issuer.

     No change except for the addition of the following:

     (a) Tremont is the direct beneficial owner of 9,064,780 Shares, or approximately 17.7% of the 51,105,344 Shares outstanding as of May 6, 1996 (the "Outstanding Shares"), according to information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 (the "Quarterly Report"). By virtue of the relationships described under Item 2 of this Statement, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of the Shares directly owned by Tremont. Harold
C. Simmons disclaims all such beneficial ownership.

     Valhi is the direct beneficial owner of 28,130,310 Shares, or approximately 55.0% of the Outstanding Shares according to the information contained in the Quarterly Report. By virtue of the relationships reported under Item 2 of this Statement, Valhi may be deemed to be the beneficial owner of 37,195,090 Shares, or approximately 72.8% of the Outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships described under Item 2 of this Statement, VGI, National, NOA, Southwest, Dixie Holding, Dixie Rice, Contran, the Trusts, the Master Trust and Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly owned by Valhi. Mr. Simmons disclaims all such beneficial ownership.

     The Reporting Persons understand that Harold C. Simmons' spouse is the direct beneficial owner of 69,475 Shares, or approximately 0.1% of the Outstanding Shares according to information contained in the Quarterly Report. Mr. Simmons disclaims beneficial ownership of such Shares.

     (c) The table below sets forth purchases of the Shares by the Reporting Persons during the last 60 days. All of such purchases were effected by Valhi on the New York Stock Exchange.

                            Approximate Price
                                Per Share
                              (exclusive of
   Date    Amount of Shares   commissions)
- ---------- ---------------- -----------------
 04/02/96       10,000            $12.750
 04/02/96       10,000             13.000
 04/03/96       10,000             12.250
 04/03/96       10,000             12.500
 04/04/96        4,700             12.000
 04/08/96       35,300             12.000
 04/08/96        2,600             11.750
 04/09/96        3,400             11.750
 05/29/96      569,500             12.000


                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 3, 1996



                                By: /s/ Harold C. Simmons
                                    Harold C. Simmons,
                                    Signing in the capacities listed on
                                    Schedule "A" attached hereto and
                                    incorporated herein by reference.


                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 5, 1996



                                By: /s/ J. Landis Martin
                                    J. Landis Martin,
                                    Signing in the capacities listed on
                                    Schedule "A" attached hereto and
                                    incorporated herein by reference.


                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 5, 1996



                                By: /s/ Steven L. Watson
                                    Steven L. Watson
                                    Signing in the capacities listed on
                                    Schedule "A" attached hereto and
                                    incorporated herein by reference.


                                SCHEDULE A


Harold C. Simmons, individually, and as Trustee of THE COMBINED MASTER RETIREMENT TRUST.

Steven L. Watson as Vice President and Secretary of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
DIXIE HOLDING COMPANY
NOA, INC.
NATIONAL CITY LINES, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
VALHI GROUP, INC.
VALHI, INC.


J. Landis Martin, as Chairman of the Board, Chief Executive Officer and President of: